Exhibit 2.1

PLAN OF CONVERSION

This PLAN OF CONVERSION (this “Plan of Conversion”) is adopted as of November 29, 2022 for the purpose of effecting the conversion (the “Conversion”) of The Chosen, LLC, a Utah limited liability company (the “Converting Entity”), into a Delaware corporation to be known as “The Chosen, Inc.” (the “Converted Entity”).

1.            The name of the Converting Entity immediately prior to the Conversion is “The Chosen, LLC.” The Converting Entity is a limited liability company duly organized under the laws of the State of Utah.

2.            The name of the Converted Entity immediately after the Conversion shall be “The Chosen, Inc.” The Converted Entity will be a corporation duly incorporated under the laws of the State of Delaware.

3.            The Converting Entity and the Converted Entity intend for the Conversion to constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code of 1986, as amended, and for this Plan of Conversion to constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g).

4.            The Conversion shall become effective at the time of filing (the “Effective Time”) with the Secretary of State of the State of Delaware of the Certificate of Conversion and the Certificate of Incorporation, substantially in the forms attached hereto as Schedule I, pursuant to Section 48-3a-1041 of the Utah Revised Uniform Limited Liability Company Act and Section 265 of the Delaware General Corporation Law. After the filings with the Secretary of State of the State of Delaware, there shall be filed with the Secretary of State of the State of Utah the Articles/Statement of Conversion, substantially in the form attached hereto as Schedule II.

5.            Upon the Effective Time:

(a)            the Converting Entity shall for all purposes be considered to be the same entity as the Converted Entity, and the Conversion shall constitute a continuation of the existence of the Converting Entity in the form of the Converted Entity;

(b)            all the rights and property, whether real, personal or mixed, of the Converting Entity shall continue to be vested in the Converted Entity;

(c)            all debts, liabilities and obligations of the Converting Entity shall continue as debts, liabilities and obligations of the Converted Entity;

(d)            all rights of creditors and liens upon the property of the Converting Entity shall be preserved unimpaired and remain enforceable against the Converted Entity to the same extent as against the Converting Entity as if the Conversion had not occurred; and

(e)            any action or proceeding pending by or against the Converting Entity may be continued against the Converted Entity as if the Conversion had not occurred.

6.            As promptly as practical following the Effective Time, the board of directors of the Converted Entity (the “Board”) shall adopt the Bylaws of the Converted Entity, substantially in the form attached hereto as Schedule III (the “Bylaws”). From and after the Effective Time, the affairs of the Converted Entity shall be governed by the Delaware General Corporation Law, the Certificate of Incorporation of the Converted Entity and, following their adoption by the Board, the Bylaws. At the Effective Time, the Amended and Restated Operating Agreement of the Converting Entity (as amended, the “A&R Operating Agreement”) shall be terminated and of no further force and effect.

7.            At the Effective Time, the authorized number of directors on the Board shall be seven (7). Derral Eves and Dallas Jenkins shall be the initial members of the Board and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. Accordingly, at the Effective Time, there shall initially be five (5) vacant seats on the Board. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the A&R Operating Agreement.

8.            At the Effective Time, automatically by virtue of the Conversion and without any further action on the part of the Converting Entity, the Converted Entity or any Members or the Manager of the Converted Entity: (a) the Common Units of the Members that were outstanding immediately prior to the Effective Time shall be converted into shares of Common Stock of the Converted Entity, with $0.001 par value per share (the “Common Stock”), on a one-to-one-half basis, which shall be designated Series A Common Stock; and (b) the Class A Preferred Units that were outstanding immediately prior to the Effective Time shall be converted into shares of Series A Preferred Stock of the Delaware Corporation, with $0.001 par value per share (the “Series A Preferred Stock”), on a one-to-one-half basis. To the extent such conversion results in the issuance of fractional shares of Common Stock or Series A Preferred Stock, such fractional shares shall be rounded up to the nearest whole shares of Common Stock or Series A Preferred Stock, as applicable. For clarity, there will be no conversion of Class B Units because no Class B Units were outstanding immediately prior to the Effective Time and, accordingly, all of the authorized Class B Units shall be terminated at the Effective Time. As of the Effective Time, each such share of Common Stock and Series A Preferred Stock shall be duly and validly issued, fully paid and nonassessable. Each share of Series A Preferred Stock shall be entitled to a dividend (when and if declared by the Board) at the rate of up to 120% of the original issue price of $2.00 (after giving effect to the reverse split as set forth above).

9.            Notwithstanding its prior approval, this Plan of Conversion may be amended or abandoned before the Conversion takes effect if the amendment or abandonment is approved in writing by a Majority in Interest of the Members and the Manager.

Schedule I

Certificate of Conversion and Certificate of Incorporation (Delaware)

Schedule II

Articles/Statement of Conversion (Utah)

Schedule III

Bylaws of The Chosen, Inc.